EXHIBIT 99.1

Endeavour Silver Drilling Intersects High-Grade Silver-Gold Mineralization in Multiple Veins at the Terronera Project in Jalisco, Mexico

VANCOUVER, British Columbia, June 08, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) announces that it has intercepted high grade silver-gold mineralization in a number of structures near the Terronera vein, highlighting the potential of the area. Four structures, the San Simon, Fresno, Pendencia and Lindero veins are located immediately to the southeast of the Terronera vein, and the Los Cuates vein is located approximately 10 kilometers to the northwest of the Terronera Project (view Terronera property map here).

The drill results reported today represent ongoing exploration work at the Terronera Project, with a plan to complete 16,000 metres of drilling by the end of the year. Key targets include extensions of the Terronera vein, which hosts most of the reserves in the Terronera Feasibility Study that is currently in progress, and more regional targets to grow resources in the district. As the Feasibility Study is nearing completion, all 2021 drill results will not be included as part of the development plan.

Highlights from each structure include:

  San Simon: 9.78 gpt Au and 214 gpt Ag for 899 gpt AgEq over 1.35m ETW (TR13S-1)
  Fresno: 6.05 gpt Au and 1,056 gpt Ag for 1,479 gpt AgEq over 2.88m ETW (TR13S-1)
  Lindero: 2.63 gpt Au and 25 gpt Ag for 209 gpt AgEq over 1.08m ETW (TR7.5S-1)
  Pendencia: 1.09 gpt Au and 445 gpt Ag for 521 gpt AgEq over 1.08m ETW (ZP-01)
  Los Cuates: 1.36 gpt Au and 156 gpt Ag for 251 gpt AgEq over 1.21m ETW (LCT-03)
  Los Cuates HW: 9.52 gpt Au and 148 gpt Ag for 815 gpt AgEq over 1.95m ETW (LCT-07)

 Abbreviations include: gpt: grams per tonne; Au: gold; Ag: silver; ETW: estimated true width; m: metre; HW: hanging wall. Silver equivalents are calculated at a ratio of 70:1 silver:gold.

Luis Castro, Vice President of Exploration, commented, “These results support our view that the Terronera property continues to have significant potential to discover new mineralized zones and grow the mineral resources in multiple veins proximal to the already defined reserves and resources in the main Terronera vein. Over the past couple years, our drill programs have focused solely on delineating reserves and resources within the main Terronera vein to increase the level confidence for the Feasibility Study. During this time, surface exploration work was performed to develop and prepare additional targets in the region. These drill results verify that our detailed, methodical approach continues to be the right approach.”

Significant drill results are summarized in the following table. The Company has drilled 33 drill holes totalling 9,369 metres on the above regional targets over the past 8 months.

Hole	Structure	From	True width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
TR9S-1	San Simon	219.95	1.12	0.32	170	192
TR11S-1	San Simon	185.10	2.14	3.97	73	351
TR12S-1	San Simon	143.35	5.59	2.17	177	329
	Including	147.90	0.58	6.70	141	610
	Fresno	179.95	1.41	2.20	54	208
	Including	180.45	0.94	3.27	79	308
TR13S-1	San Simon	126.55	1.35	9.78	214	899
	Including	127.35	0.65	12.70	254	1,143
	Fresno	179.95	2.88	6.05	1,056	1,479
	Including	183.00	0.33	4.40	2,210	2,518
TR13S-2	Fresno	157.35	1.98	3.38	347	584
	Including	157.35	0.68	8.61	439	1,042
TR14S-3	Fresno	164.70	1.33	5.72	135	535
	Including	164.70	0.53	7.78	176	721
TR14S-4	Fresno	206.00	1.39	2.04	66	209
	Including	206.00	0.82	2.46	73	245
TR7.5S-1	Lindero	164.50	1.08	2.63	25	209
	Including	165.00	0.24	4.01	27	308
ZP-01	Pendencia	241.70	1.84	0.33	215	239
	Including	241.70	0.23	0.46	451	483
ZP-02	Pendencia	249.05	1.08	1.09	445	521
LCT-01	Los Cuates	121.75	1.20	0.30	132	153
	Including	122.65	0.40	0.63	273	317
LCT-03	Los Cuates	209.55	1.21	1.36	156	251
LCT-07	Hw Los Cuates	322.15	1.95	9.52	148	815
	Including	323.75	0.73	19.88	220	1,611
	Los Cuates	337.45	1.07	2.81	54	250
	Including	337.45	0.41	5.80	104	510

Silver equivalents are calculated at a ratio of 70:1 silver:gold. All widths are estimated true widths.

Qualified Person and QA/QC - Dale Mah, P.Geo., Vice President Corporate Development of Endeavour Silver, is the Qualified Person who reviewed and approved the technical information contained in this news release. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to SGS Labs, where they are dried, crushed, split and 250 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AAS) finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding future prospects of the Company’s mines and projects. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development and risks in obtaining necessary licenses and permits,

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued exploration and mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.